Exhibit 99.1

GOLD RESERVE INC.

as Issuer

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

COMPUTERSHARE TRUST COMPANY OF CANADA

as Co-Trustee

Third Supplemental Indenture

Dated as of September 24, 2014

to

Indenture

Dated as of May 18, 2007

___________________

Table of Contents

THIRD SUPPLEMENTAL INDENTURE, dated as of September 24, 2014 (this “Third Supplemental Indenture”), by and among GOLD RESERVE INC., a corporation duly organized and existing under the laws of Alberta, Canada, as Issuer (hereinafter called the “Company”), having its principal office at 926 West Sprague Ave., Suite 200, Spokane, WA 99201 (Facsimile No. (509) 623-1634), U.S. BANK NATIONAL ASSOCIATION, having its Corporate Trust Office at 100 Wall Street, Suite 1600, New York, New York, 10005, as successor Trustee (hereinafter, the “Trustee”) to The Bank of New York Mellon (f/k/a The Bank of New York) (the “Predecessor Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, having its Corporate Trust Office at 1500 University St., 7th Floor, Montreal, Quebec H3A 3S8, Canada, as successor Co-Trustee (hereinafter, the “Co-Trustee”) to BNY Trust Company of Canada (the “Predecessor Co-Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company, the Predecessor Trustee and the Predecessor Co-Trustee have heretofore entered into an Indenture, dated as of May 18, 2007 (the “Original Indenture”), as supplemented and amended by the First Supplemental Indenture, dated as of December 4, 2012 (the “First Supplemental Indenture” and the Second Supplemental Indenture dated as of June 18, 2014 (the “Second Supplemental Indenture” and, together with the Original Indenture and the First Supplemental Indenture, the “Indenture”), among the Company, the Trustee and the Co-Trustee;

WHEREAS, effective September 9, 2014, the legal domicile of the Company was changed from the Yukon, Canada to Alberta, Canada pursuant to a continuance (the "Continuance") of the Company under the Business Corporations Act (Alberta) (the "ABCA"). The Continuance was effected through a continuance resolution, approved by the Company’s shareholders on September 5, 2014, which authorized the Company to continue under the ABCA as if it had been incorporated under such statute;

WHEREAS, Section 11.01 of the Indenture expressly permits the Company and the Trustee to amend, modify or supplement the Indenture without the consent of the Holders;

WHEREAS, the Company desires to amend and supplement the Indenture as provided in Article Two hereof to update and conform the reference to the Company contained in the Indenture (the “Conforming Change”);

WHEREAS, pursuant to Section 11.01 of the Indenture, the Trustee and the Co-Trustee are authorized to execute and deliver this Third Supplemental Indenture; and

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, the Company has duly determined to execute and deliver to the Trustee and Co-Trustee this Third Supplemental Indenture, and all conditions and requirements necessary to make this Third Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been satisfied, and the execution and delivery hereof have been in all respects duly authorized.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE One
Relation to Indenture; Definitions

SECTION 1.01.                    Relation to Indenture.

This Third Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02.                    Definitions.

For all purposes of this Third Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

SECTION 1.03.                    General References.

Unless otherwise specified or unless the context otherwise requires, (i) all references in this Third Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Third Supplemental Indenture and (ii) the terms “herein,” “hereof,” “hereunder” and any other word of similar import refer to this Third Supplemental Indenture.

ARTICLE Two
Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Two for the purpose of implementing the Conforming Change to the Original Indenture.  The Holders of all Securities issued under the Indenture (including the Modified Securities and the Original Securities) will be subject to the terms of this Article Two.

SECTION 2.01.                    Amendments of the Reference to the Jurisdiction of the Company.

(a)        The first paragraph of each of the Original Indenture, the First Supplemental Indenture and the Second Supplemental Indenture is hereby amended to:

(i) delete the phrase “, a corporation duly organized and existing under the laws of the Yukon”; and

(ii) insert in lieu thereof the phrase “a corporation incorporated under the laws of Alberta.”

(b)        The reference in the first paragraph in the form of Security for the 11% Senior Subordinated Convertible Notes due 2015 (Section 2.07 of the Indenture) and the reference in the first paragraph of each such outstanding Security is hereby amended to:

(i) delete the phrase “, a corporation duly organized and existing under the laws of the Yukon”; and

(ii) insert in lieu thereof the phrase “a corporation incorporated under the laws of Alberta.”

(c)        The reference in the first paragraph in the form of Security for the 11% Senior Subordinated Interest Notes due 2015 (Section 2.09 of the Indenture) and the reference in the first paragraph of each such outstanding Security is hereby amended to:

(i) delete the phrase “, a corporation duly organized and existing under the laws of the Yukon”; and

(ii) insert in lieu thereof the phrase “a corporation incorporated under the laws of Alberta.”

(d)        The reference in the first paragraph in the form of Security for the 5.50% Senior Subordinated Convertible Notes due 2022 (Section 2.02 of the Indenture) and the reference in the first paragraph of each such outstanding Security is hereby amended to:

(i) delete the phrase “, a corporation duly organized and existing under the laws of the Yukon”; and

(ii) insert in lieu thereof the phrase “a corporation incorporated under the laws of Alberta.”

ARTICLE Three
Miscellaneous

SECTION 3.01.                    Certain Trustee Matters.

The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture or the Securities (including for the avoidance of doubt the 2015 Securities and the Interest Securities) or the proper authorization or the due execution hereof or thereof by the Company.

Except as expressly set forth herein, nothing in this Third Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in any prospectus supplement or other disclosure documentation related to the Notes.

SECTION 3.02.                    Continued Effect.

Except as expressly supplemented and amended by this Third Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture is in all respects hereby ratified and confirmed and the provisions thereof shall be applicable to the Securities and this Third Supplemental Indenture.  This Third Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided and the Indenture and this Third Supplemental Indenture shall henceforth be read and construed together for all purposes.  Any and all references to the “Indenture”, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Third Supplemental Indenture (whether or not made), unless the context shall require otherwise.

SECTION 3.03.                    Governing Law.

This Third Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 3.04.                    Counterparts.

This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.05.                    Successors.

All agreements of the Company in this Third Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Third Supplemental Indenture shall bind its successors.

SECTION 3.06.                    Headings, Etc.

The headings of the Sections of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Third Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 3.07.                    Severability.

In case any provision of this Third Supplemental Indenture or the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

The Company: GOLD RESERVE INC. By: s/Rockne J. Timm Name: Rockne J. Timm Title Chief Executive Officer
Trustee: U.S. BANK NATIONAL ASSOCIATION By: s/Beverly A. Freeney Name: Beverly A. Freeney Title: Vice President

Co-Trustee:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: s/Benjamin van de Werve

Name: Benjamin van de Werve

Title: Corporate Trust Officer

By: s/Alessandra Pansera

Name: Alessandra Pansera

Title: Corporate Trust Officer